UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 2023

Commission File Number: 000-55539

TRILLION ENERGY INTERNATIONAL INC.

Suite 700, 838 W. Hastings Street, Vancouver, BC V6C 0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits:

99.1	NEWS RELEASE DATED MARCH 23, 2023 – TRILLION ENERGY ANNOUNCES 2022 YEAR END RESERVE REPORT
99.2	FORM 51-101F2 - STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION
99.3	FORM 51-101F2 - REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRILLION ENERGY INTERNATIONAL INC.
(Registrant)

Date: March 24, 2023	By:	/s/ Ozge Karalli
Ozge Karalli
Chief Financial Officer